

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06028407

March 16, 2006



Angeline C. Straka
Senior Vice President,
Deputy General Counsel and Secretary
CBS Corporation
1515 Broadway
New York, NY 10036-5794

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/16/2006

Re: CBS Corporation
Incoming letter dated January 23, 2006

Dear Ms. Straka:

This is in response to your letter dated January 23, 2006 concerning the shareholder proposal submitted to CBS by Chi-Ming Liu. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Chi-Ming Liu
56-17 205 Street
Flushing, NY 11364

106413



CBS CORPORATION
1515 BROADWAY
NEW YORK, NEW YORK 10036-5794

RECEIVED
2006 JAN 24 PM 5:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA AIRBORNE EXPRESS

January 23, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation – Shareholder Proposal Excludable under Rule 14a-8(i)(3)

Ladies and Gentlemen:

Kindly acknowledge receipt of the enclosed documents by date-stamping the attached copy of the letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Kimberly D. Pittman
Counsel

Encl.

515545



CBS CORPORATION
1515 BROADWAY
NEW YORK, NEW YORK 10036-5794

VIA AIRBORNE EXPRESS

January 23, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation (f/k/a Viacom Inc.) – Shareholder Proposal Excludable under Rules 14a-8(i)(3)

Ladies and Gentlemen:

CBS Corporation, a Delaware corporation (the "Company"), is filing this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") that was submitted by Mr. Chi-Ming Liu ("Mr. Liu"), which Proposal was submitted for inclusion in the proxy statement and form of proxy (together, the "Proxy Materials") to be distributed to the Company's stockholders in connection with its 2006 annual meeting of stockholders (the "Annual Meeting"). A copy of the Proposal, as well as the correspondence with Mr. Liu, is attached hereto as Exhibit A. The Company respectfully requests the advice of the Division of Corporation Finance (the "Staff") that it will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below.

The Company intends to file its definitive Proxy Materials for the Annual Meeting with the Commission on or about April 14, 2006, and the Company's Annual Meeting is scheduled to occur on May 25, 2006.

The Proposal

The resolution and supporting statement in the Proposal are as follows:

> "RESOLVED: The stockholder requests that the Board or [sic] Directors take [sic] the steps that may be necessary to adopt a

recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share.

Supporting Statement:

Viacom [sic] capital structure give [sic] Sumner M. Redstone and his family a disproportionate and nondilutable percentage of the stockholder vote. In contrast, Viacom class B common had [sic] no vote.

We believe that this disproportionate voting power presents a significant danger to the stockholders.

As Louis Lowenstein has observed, dual-class voting stocks reduce accountability for corporate officers and insiders. They eliminate 'checks or balances, excepy [sic] for fiduciary duty rules that reach only the most egrgious [sic] sort of behavior.' 1989 Columbia Law Review 979, 108. The danger of such disproportionate power is illustrated, in my view, by the charge of fraud that [sic] brought against the top executives of Adelphia Communications and Hollinger International. Like Viacom each of those media companies had a capital structure that gave disproportionate voting powers to one or more insiders. We believe those capital structures were a factor that contributed to the alleged frauds by reducing accountability.

Morgan Stanley equity strategist Henry Mcvey evaluted [sic] returns of family-steered companies for outside holders. He found those with dual-share classes that guarantee family voting control were the worst performance [sic]. Their stocks 'consistently underperformed both the broader group of family companies and the S&P 500,' Mcvey notes."

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(3), as the Proposal is contrary to the Commission's proxy rules, namely because (i) the Proposal violates Rule 14a-9's prohibition on including materially false and misleading statements in proxy solicitation materials and (ii) the resolution contained in the Proposal is inherently vague and indefinite.

Background

The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides, in relevant part, that, except as otherwise provided by the Certificate or required by law:

'[W]ith respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of Class

A Common Stock shall vote together with the holders of any other outstanding shares of capital stock of the Corporation entitled to vote . . . , and every holder of outstanding shares of Class A Common Stock shall be entitled to cast thereon one vote . . . for each share of Class A Common Stock . . . . Except as otherwise required by law, the holders of outstanding shares of Class B Common Stock shall not be entitled to any votes upon any questions presented to stockholders of the Corporation . . . ."

With respect to other voting rights, the Certificate also provides that preferred stock holders will not have the ability to elect a majority of the board of directors unless such ability is approved by the majority vote of outstanding shares of Class A Common Stock. Further, a majority vote of the outstanding shares of Class A Common Stock as a class is required to approve any consolidations or mergers involving the Company.

The Company is authorized to issue a total of 5.4 billion shares of capital stock, of which 375 million shares are allocated for Class A Common Stock, 5 billion shares for Class B Common Stock, and 25 million shares for Preferred Stock. Of these authorized shares, over 66 million shares of Class A Common Stock are issued and outstanding, over 686 million shares of Class B Common Stock are issued and outstanding and no shares of Preferred Stock are issued and outstanding.

Discussion

Rule 14a-8(i) sets forth grounds on which a company may rely to exclude a shareholder proposal if such proposal otherwise complies with the eligibility and procedural requirements of Rule 14a-8. One of these grounds, Rule 14a-8(i)(3), provides that shareholder proposals may be properly excluded if the proposal or supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9 which prohibits false and misleading statements in proxy statements. In Staff Legal Bulletin No. 14B (September 15, 2004)("SLB 14B"), the Staff recently clarified its position with respect to the exclusion of shareholder proposals in reliance on Rule 14a-8(i)(3). Of particular relevance to the Proposal, the Staff highlighted four situations when exclusion or modification of a proposal may be appropriate:

- statements directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;
- the company demonstrates objectively that a factual statement is materially false or misleading;
- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires; and
- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a

reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

The Proposal is excludable under Rule 14a-8(i)(3) because the Proposal includes all of the excludable events identified above. First, the supporting statements in the Proposal (i) are materially false or misleading, (ii) impugn the integrity of the Company's principal stockholder and his family, and indirectly, the Company's executive officers and board of directors, without factual foundation, and (iii) are irrelevant to a consideration of the subject matter of the proposal. Secondly, the resolution contained within the Proposal is inherently vague and indefinite.

A. A significant portion of the supporting statements in the Proposal are materially false or misleading.

The Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the supporting statement for the Proposal contains materially false and misleading statements. The Staff has also indicated that, when a proposal and supporting statement "have obvious deficiencies in terms of accuracy, clarity or relevance" and "will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate for companies to "exclude the entire proposal, supporting statement, or both, as materially false or misleading." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). As discussed below, all of the statements in the supporting statement must be omitted or substantially revised and, therefore, the Proposal in its entirety is false and misleading and should be excluded. In the alternative, if the Staff is unable to concur with our conclusion that the entire Proposal should be excluded, we respectfully request that the Staff recommend exclusion of the supporting statement in its entirety or exclusion or the statements discussed below.

--Specific False and Misleading Statements:

The following are specific examples of statements in the supporting statement in the Proposal that the Company believes are false and misleading within the meaning of Rules 14a-8(i)(3) and 14a-9:

1. **"Viacom [sic] capital structure give [sic] Sumner M. Redstone and his family a disproportionate and nondilutable percentage of the stockholder vote. In contrast, Viacom class B common had [sic] no vote. We believe that this disproportionate voting power presents a significant danger to the stockholders."**

These statements are factually incorrect and thus inherently misleading to stockholders in violation of Rules 14a-8(i)(3) and 14a-9. Shares of Class A Common Stock held directly and beneficially by Mr. Redstone and other family members do not have a disproportionate percentage of the stockholder vote. The shares of Class A Common Stock they hold carry the voting power of one vote per share, as does every other share of Class A Common Stock. The statements above falsely suggest that the voting power he and his family hold is disproportionate to the number of shares owned. The only interpretation that would render the "disproportionate" voting right accusation meaningful would be to infer that the shares of Class A Common Stock held by Mr. Redstone and his family, and no one else, have characteristics of a class of common stock carrying "super-voting" rights, *e.g.*, more than one vote per share. It is this kind of "disproportionate" voting power, which does not exist in fact, that Mr. Liu uses as his primary argument on the "danger" to stockholders and as a common theme throughout the supporting statement.

Further, the assertions above suggest that the percentage interest in the Company held by Mr. Redstone and his family is "nondilutable", which is also factually incorrect. No holder of any outstanding shares of Class A or Class B Common Stock, including Mr. Redstone and his family, are entitled to any preemptive right enabling such holder to subscribe for or receive share of capital stock in the Company to ensure their ownership percentage in the Company. Further, subject to the New York Stock Exchange Rules, the CBS Board of Directors is empowered, without further shareholder action, to issue shares of authorized but as yet unissued capital stock of the Company, including preferred stock, any issuance of which would have a dilutive effect upon each holder of capital stock, including Mr. Redstone and his family.

The assertions above are misleading in that they falsely imply that Mr. Redstone and his family have more voting power than they are entitled to as a holder of Class A Common Stock and that there are no dilutive events possible that could decrease their voting percentage in the Company. For the above reasons, if the Staff disagrees that the Proposal in its entirety or the supporting statement in its entirety may be excluded, then the above-quoted passage should be deleted.

2. **"As Louis Lowenstein has observed, dual-class voting stocks reduce accountability for corporate officers and insiders. They eliminate 'checks or balances, excepy [sic] for fiduciary duty rules that reach only the most egrgious [sic] sort of behavior.' 1989 Columbia Law Review 979, 108. The danger of such disproportionate power is illustrated, in my view, by the charge of fraud that [sic] brought against the top executives of Adelphia Communications and Hollinger International. Like Viacom each of those media companies had a capital structure that gave disproportionate voting powers to one or more insiders. We believe those capital structures were a factor that contributed to the alleged frauds by reducing accountability."**

These statements are misleading and impugn the character and integrity of Mr. Redstone and his family by indirectly charging that that their stock ownership is a breeding ground for fraud and lack of accountability, all without factual foundation. Specifically, these statements assert that the exercise by Mr. Redstone and his family of their voting power (again incorrectly characterized as disproportionate) has the potential to lead to the same charges of fraud brought against executives at Adelphia and Hollinger. Mr. Liu provides no basis for these allegations of potential fraud stemming from the activities of Mr. Redstone and his family. In addition, these statements indirectly also impugn the character and integrity of the Board of Directors, again without factual foundation, by positing a scenario in which the Board of Directors will not fulfill its fiduciary obligations to the Company and its stockholders in the face of the implied abuse by Mr. Redstone and his family of their "disproportionate [voting] power".

The Staff has agreed that a statement impugning the integrity of a company is false and misleading when there is no evidence offered to support it, and the statement is therefore excludable. *See PG&E Corporation* (Feb. 28, 2002); *The Chase Manhattan Corporation* (March 30, 2000). For the above reasons, if the staff disagrees that the Proposal in its entirety or the supporting statement in its entirety may be excluded, then the above-quoted passage should be deleted.

3. **"Morgan Stanley equity strategist Henry Mcvey evaluted [sic] returns of family-steered companies for outside holders. He found those with dual-share classes that guarantee family voting control were the worst performance [sic]. Their stocks 'consistently underperformed both the broader group of family companies and the S&P 500,' Mcvey notes."**

The statements above are misleading and unrelated to the primary subject of the Proposal in that they merely recite a general statistic on stock performance without connecting how the adoption of the Proposal would address the implied stock performance concerns. In addition, the statistic is quoted from an analyst without identifying the source of the quote's publication so that stockholders can verify the assertions. There are numerous precedents that allow the exclusion of supporting statements (or portions thereof) that are unrelated to the primary subject of the proposal. *See Sara Lee Corporation* (March 11, 2004)(entire supporting statement excluded as unrelated to proposal on charitable contributions); *Dominion Resources, Inc.* (January 24, 2002)(proponent instructed to delete discussion of concerns on relocation of company headquarters in supporting statement for proposal relating to poison pills); and *R.J. Reynolds Tobacco Holdings, Inc.* (January 23, 2001)(Staff permitted the exclusion of statements unrelated to the proposal to compensate directors solely in stock). If the Staff disagrees that the Proposal in its entirety or the supporting statement in its entirety may be excluded, then the above-quoted passage should be deleted.

B. <u>The resolution contained in the Proposal is inherently vague and indefinite.</u>

The Staff's clarification in SLB 14B is consistent with positions in a long line of no-action letters that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague and indefinite, and therefore, potentially misleading. *See Philadelphia Electric Co.* (July 30, 1992)(proposal relating to the election of a shareholder committee to consider and present plans to the board of directors was excludable on the basis that the proposal was so inherently vague and indefinite that neither the Company's shareholders nor its board or management would be able to determine exactly what actions or measures would be required in the event the proposal was adopted); *IDACORP, Inc.* (September 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); and *ConAgra Foods, Inc.* (July 1, 2004)(proposal requesting preparation of GRI-based sustainability reports was excludable on the basis that the proposal was vague and indefinite under Rule 14a-8(i)(3)). In arguments to the Staff seeking to exclude the proposals, ConAgra Foods pointed out that "the proposal does not inform stockholders of what the company would be required to do if the proposal were approved"; and IDACORP argued that the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations."

As with the proposals referenced above, the Proposal is vague and indefinite and is properly excluded under Rule 14a-8(i)(3). The Proposal requests that the Board "take the steps that may be necessary" to adopt a recapitalization plan, but does not specify with reasonable certainty what actions or measures the Proposal would require to create or implement the plan. For example, the Proposal seeks approval for voting rights equal to "one vote per share," without specifying to what matters those voting rights would apply. Keeping in mind the current voting rights set forth in the Certificate, the Proposal does not indicate (i) whether these proposed voting rights would apply to all matters upon which stockholders are entitled to vote or (ii) how the proposed voting rights affect, or should apply to, current voting rights applicable only to certain classes of stockholders. It is unclear, for instance, whether the "one vote per share" proposal, if approved, would mean that the current right to vote on Company consolidations or mergers, held solely by Class A Common Stockholders, would be effectively replaced by a right to vote by all holders of capital stock. It is likewise unclear how the "one vote per share" proposal would be applied to the Class A Common Stockholder's current right to approve preferred stockholders' voting rights on director elections. Secondly, since the resolution in the Proposal refers only to voting rights for "outstanding stock," the Proposal is vague as to whether the proposed voting rights would apply to (i) only the currently outstanding Class A Common Stock and Class B Common Stock, (ii) all of the Company's capital stock, including any preferred stock or other derivative securities and future issuances of any class of common stock, or (iii) any combination thereof. Therefore, if the Proposal were to be adopted, neither the Board nor the Company's stockholders could determine what additional actions, if any, would be required in connection with its implementation. *See General Electric Company* (January 23, 2003) (Staff permitted exclusion of a proposal where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on implementation); and *Eastman Kodak Company* (March 3, 2003) (Staff permitted exclusion of a proposal that failed "to provide guidance on how it should be implemented").

Because of this lack of guidance as to the scope of the proposed recapitalization, and the many different interpretations of the Proposal, the Company believes that the Proposal is vague and indefinite within the guidelines set forth in SLB 14B and thus is excludable under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its conclusions that the Company may exclude the Proposal from the Company's 2006 Proxy Materials in reliance on Rule 14a-8(i)(3). The Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal. In the alternative, if the Staff does not concur in the Company's view that it may exclude the Proposal, the Company requests that the Staff recommend exclusion of the supporting statement in its entirety or exclusion of any of the statements identified as false and misleading herein.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to Mr. Liu.

If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (212) 846-6479 or fax (212) 846-1960. If the Staff is unable to concur with the Company's conclusions with respect to the excludability of the Proposal or the supporting statements contained therein, the Company respectfully requests the opportunity to discuss the Proposal with members of the Staff prior to the issuance of any written response to this letter.

Very truly yours,



Angeline C. Straka
Senior Vice President,
Deputy General Counsel and Secretary

EXHIBIT A

recvd 11/14/05

PROPOSAL--TO ADOPT A RECAPITALIZATION PLAN

BY: CHI-MING LIU 56-17 205 STREET FLUSHING, NY 11364
HE holds 401 shares class A, and 1646 shares class B.

RESOLVED: The stockhoder requests that the Board or Directors take the steps that may necessary to adopt a recapitalization plan that would provide for all of the Company"s tstanding stock to have one vote per share.

Supporting Statement:

Viacom capital structure give Sumner M. Restone and his family a disproportionate and ondilutable percentage of the stockholder vote. In contrast, Viacom class B common had no ote.

We believe this disproportionate voting power presents a significant danger to the tockholders. As Louis Lowenstein has observed, dual-class voting stocks reduce ccountablity for corporate officers and insiders. They eliminate "checks or balances, xcepy for fiduciary duty rules that reach only the most egrgious sort of behavior." 1989 Columbia Law Review 979,108.

The danger of such disproportionate power is illustrated , in my view, by the charge of fruad that brought against the top exectives of Adelphia Communications and Hollinger nternational. Like Viacom each of those media companies had a capital structure that gave disproportionate voting powers to one or more insiders. We believe those capital structures were a factor that contributed to the alleged frauds by reducing accountabilty.

Morgan Stanley equity strategist Henry Mcvey evaluted returns of family-steered companies for outside holders. He found those with dual-share classes that guarantee family voting control were the worst performance. Their stocks" consistantly underperformed both the broader group of family companies and the S&P 500," Mcvey notes.

Viacom Inc.
1515 Broadway
New York, NY 10036-5794

Angeline C. Straka
Vice President, Associate General Counsel
Corporate, Transactions & Securities

Tel 212 846 6479
Fax 212 846 1960
email: angeline.straka@viacom.com

VIACOM

November 23, 2005

Mr. Chi-Ming Liu
56-17 205th Street
Flushing, NY 11364

Re: Stockholder Proposal

Dear Mr. Liu:

We have received the shareholder proposal that you have submitted to Viacom Inc. under SEC Rule 14a-8.

Rule 14a-8 provides that you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit your proposal and that you must ***provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.*** I have enclosed a copy of the relevant portion of Rule 14a-8 for your reference. We did not receive the written statement of intent outlined above.

I am writing to request that you provide, within 14 days of receiving this letter, a written statement that you intend to continue to hold your Viacom Class A securities through the date of the 2006 meeting of stockholders. Please direct the statement of intent to my attention. If you do not provide the required statement in a timely manner, then the proposal is not eligible to be presented at our stockholders meeting, and we respectfully request that you withdraw the proposal.

We appreciate your interest in Viacom.



Angeline C. Straka
Vice President, Associate General Counsel

November 23, 2005

cc: Michael D. Fricklas
Allison S. Gray

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

---

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Nov 28. 2005

Angeline C. Straka
Vice President, Associate General Counsel
Corporate, Transactions & Securities

CHI-MING LIU
56-17 205th STREET
Flushing, N.Y. 11364
He holds 401 shares
Class A

Re: Stockholder Proposal

Dear Angeline:

I intend to continue to hold my Viacom Class A securities through the date of the 2006 meeting of stockholders.

Please include my proposal in Viacom 2006 proxy statement.

Thanks

Sincerely Yours

Chi-Ming Liu

CHI-MING LIU

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CBS Corporation
Incoming letter dated January 23, 2006

The proposal requests that CBS's board of directors take steps that may be necessary to adopt a recapitalization plan to provide for all of CBS's outstanding stock to have one vote per share.

We are unable to concur in your view that CBS may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that CBS may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Gregory Belliston
Attorney-Adviser